# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: iBio, Inc., CIK 0001420720
CUSIP: 451033708
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 600 MADISON AVENUE, Suite 1601, NEW YORK, New York (NY), 10022-1737
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(b), Rule 13d-1(c)
Amends the filing with accession number 0000935836-25-000726
Filed by CIK 0001792126

## Reporting persons
- Logos Global Management LP: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,500,000; sole dispositive power 0; shared dispositive power 1,500,000; aggregate amount beneficially owned 1,500,000 (4.6% of the class)
  Comment: Percentage calculated based on 32,540,942 shares of Common Stock outstanding on January 30, 2026, as reported in the registration statement on Form S-3 filed by the Issuer January 30, 2026.
- Logos Global Management GP LLC: type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,500,000; sole dispositive power 0; shared dispositive power 1,500,000; aggregate amount beneficially owned 1,500,000 (4.6% of the class)
  Comment: Percentage calculated based on 32,540,942 shares of Common Stock outstanding on January 30, 2026, as reported in the registration statement on Form S-3 filed by the Issuer January 30, 2026.
- Logos Global Master Fund LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,500,000; sole dispositive power 0; shared dispositive power 1,500,000; aggregate amount beneficially owned 1,500,000 (4.6% of the class)
  Comment: Percentage calculated based on 32,540,942 shares of Common Stock outstanding on January 30, 2026, as reported in the registration statement on Form S-3 filed by the Issuer January 30, 2026.
- Logos GP LLC: type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,500,000; sole dispositive power 0; shared dispositive power 1,500,000; aggregate amount beneficially owned 1,500,000 (4.6% of the class)
  Comment: Percentage calculated based on 32,540,942 shares of Common Stock outstanding on January 30, 2026, as reported in the registration statement on Form S-3 filed by the Issuer January 30, 2026.
- William Arsani: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,500,000; sole dispositive power 0; shared dispositive power 1,500,000; aggregate amount beneficially owned 1,500,000 (4.6% of the class)
  Comment: Percentage calculated based on 32,540,942 shares of Common Stock outstanding on January 30, 2026, as reported in the registration statement on Form S-3 filed by the Issuer January 30, 2026.

## Item 1. Issuer
Name of issuer: iBio, Inc.
Address of issuer's principal executive offices: 11750 Sorrento Valley Road, Suite 200, San Diego, CA 92121

## Item 2. Person Filing
Name of person filing:
Logos Global Management LP ("Logos Global")

Logos Global Management GP LLC ("Logos Global GP")

Logos Global Master Fund LP ("Global Fund")

Logos GP LLC ("Logos GP")

Arsani William

Logos Global is the investment adviser to investment funds, including Global Fund. Logos Global GP is the general partner of Logos Global. Logos GP is the general partner of Global Fund. Dr. William is a control person of Logos Global, Logos Global GP and Logos GP.

The reporting persons are filing this statement jointly but not as members of a group, and they expressly disclaim membership in a group. Each reporting person disclaims beneficial ownership of Common Stock except to the extent of that person's pecuniary interest therein. In addition, the filing of this Schedule 13G on behalf of the Global Fund should not be construed as an admission that it is, and it disclaims that it is, a beneficial owner, as defined in Rule 13d-3 under the Act, of any Common Stock covered by this Schedule 13G.
Address of principal business office or, if none, residence: One Letterman Drive, Building C, Suite C3-350, San Francisco, California 94129
Citizenship: See Item 4 of the cover sheet for each reporting person.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
Logos Global: 1,500,000
Logos Global GP: 1,500,000
Global Fund: 1,500,000
Logos GP: 1,500,000
Arsani William: 1,500,000
Percent of class:
Logos Global: 4.6%
Logos Global GP: 4.6%
Global Fund: 4.6%
Logos GP: 4.6%
Arsani William: 4.6%
Sole power to vote or to direct the vote:
Logos Global: 0
Logos Global GP: 0
Global Fund: 0
Logos GP: 0
Arsani William: 0
Shared power to vote or to direct the vote:
Logos Global: 1,500,000
Logos Global GP: 1,500,000
Global Fund: 1,500,000
Logos GP: 1,500,000
Arsani William: 1,500,000
Sole power to dispose or to direct the disposition:
Logos Global: 0
Logos Global GP: 0
Global Fund: 0
Logos GP: 0
Arsani William: 0
Shared power to dispose or to direct the disposition:
Logos Global: 1,500,000
Logos Global GP: 1,500,000
Global Fund: 1,500,000
Logos GP: 1,500,000
Arsani William: 1,500,000

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
EXHIBIT 99.1-AGREEMENT REGARDING JOINT FILING OF STATEMENT ON SCHEDULE 13D OR 13G

## Signatures
- Logos Global Management LP: /s/ Arsani William, Managing Partner (02/13/2026)
- Logos Global Management GP LLC: /s/ Arsani William, Managing Member (02/13/2026)
- Logos Global Master Fund LP: /s/ Arsani William, Managing Member of Logos GP LLC, General Partner of Logos Global Master Fund LP (02/13/2026)
- Logos GP LLC: /s/ Arsani William, Managing Member (02/13/2026)
- William Arsani: /s/ Arsani William, Reporting person (02/13/2026)